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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       CHECKERS DRIVE-IN RESTAURANTS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)
                                   162809-10-7
                                 (CUSIP Number)


                                ROBERT A. WILSON
                  SENIOR VICE PRESIDENT AND ASSISTANT SECRETARY
                              CKE RESTAURANTS, INC.
                             401 W. CARL KARCHER WAY
                                ANAHEIM, CA 92801
                            TELEPHONE: (714) 774-5796
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   COPIES TO:
                             C. CRAIG CARLSON, ESQ.
                         STRADLING YOCCA CARLSON & RAUTH
                      660 NEWPORT CENTER DRIVE, SUITE, 1600
                             NEWPORT BEACH, CA 92660
                            TELEPHONE: (949) 725-4000


                                  JULY 19, 2000
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]




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                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP NO. 162809-10-7                                          PAGE 2 OF 3 PAGES
---------------------                                          -----------------

================================================================================
1           NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            CKE Restaurants, Inc.             33-0602639
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS

            00
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                                      7        SOLE VOTING POWER

                                               1,101,157
            NUMBER                    ------------------------------------------
          OF SHARES                   8        SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                            -0-
            EACH                      ------------------------------------------
          REPORTING                   9        SOLE DISPOSITIVE POWER
           PERSON
            WITH                               1,101,157
                                      ------------------------------------------
                                      10       SHARED DISPOSITIVE POWER

                                               -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,101,157
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 11.6% (1)
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            CO
================================================================================

(1) Based upon 9,436,094 shares of the issuer's common stock outstanding as stated on its Quarterly Report on Form 10-Q for the quarterly period ended June 19, 2000.


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        This Amendment No. 4 amends the Statement on Schedule 13D filed with the
Securities and Exchange Commission (the "SEC") on January 24, 1997, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on March 5, 1997 (as amended), by Amendment No. 2 to Schedule 13D filed with the SEC on August 6, 1997, and by Amendment No. 3 to Schedule 13D filed with the SEC on December 30, 1997 (the "Statement"), and relates to the common stock, par value $0.001 per share (the "Common Stock"), of Checkers Drive-In Restaurants, Inc., a Delaware corporation (the "Company"), and is filed by CKE Restaurants, Inc., a Delaware corporation and one of the Reporting Lenders and Reporting Buyers identified therein pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

ITEM 4. PURPOSE OF TRANSACTION

        On July 19, 2000, CKE Restaurants, Inc., a Delaware corporation ("CKE"), sold 459,750 shares of the Company's Common Stock in an open market transaction for a cash purchase price equal to $3.312 per share, or an aggregate purchase price of $1,522,717.56.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        As of July 19, 2000, after giving effect to the transaction described in
Item 4 above, CKE beneficially owned 1,101,157 shares, or approximately 11.6% of the outstanding shares, of the Company's Common Stock. The percentage given is based upon the 9,436,094 shares of the Company's Common Stock outstanding, as stated on its Quarterly Report on Form 10-Q for the quarterly period ended June 19, 2000.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: August 7, 2000                     CKE RESTAURANTS, INC.


                                         By: /s/ ROBERT A. WILSON
                                             -----------------------------------
                                         Name:  Robert A. Wilson
                                         Title: Senior Vice President and
                                                Assistant Secretary



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